# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Absci Corporation, CIK 0001672688
CUSIP: 00091E109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 18105 SE Mill Plain Blvd, Vancouver, Washington (WA), 98683
Date of event which requires filing of this statement: 04/25/2025
Filed by CIK 0001425738
Persons authorized to receive notices and communications: Josh Garcia, One Letterman Drive, Bldg D, Ste D3-300, San Francisco, California (CA), 94129, (415) 489-9980

## Reporting persons
- Redmile Group, LLC (CIK 0001425738): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,335,116; sole dispositive power 0; shared dispositive power 8,335,116; aggregate amount beneficially owned 8,335,116 (6.5% of the class)
  Comment: (1) The source of funds was working capital of certain private investment vehicles managed by Redmile Group, LLC (the "Redmile Funds"), including Redmile Biopharma Investments II, L.P.
  
  (2) The shares of common stock, $0.0001 par value per share, of the Issuer (the "Common Stock") that may be deemed beneficially owned by the Reporting Person are held directly by the Redmile Funds. Redmile Group, LLC is the investment manager of the Redmile Funds and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Redmile Group, LLC disclaims beneficial ownership of these shares, except to the extent of its pecuniary interest in such shares, if any.
  
  (3) Percent of class calculated based on 127,548,423 shares of Common Stock outstanding as of April 15, 2025, as disclosed in the Issuer's proxy statemnet filed with the SEC pursuant to Section 14(a) under the Securities Exchange Act of 1934 on April 28, 2025 (the "Proxy Statement").
- Jeremy C. Green (CIK 0001650527): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 8,335,116; sole dispositive power 0; shared dispositive power 8,335,116; aggregate amount beneficially owned 8,335,116 (6.5% of the class)
  Comment: (1) The source of funds was working capital of the Redmile Funds.
  
  (2) The shares of Common Stock that may be deemed beneficially owned by the Reporting Person are held directly by the Redmile Funds. Jeremy C. Green serves as the managing member of Redmile Group, LLC and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Mr. Green disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in such shares, if any.
  
  (3) Percent of class calculated based on 127,548,423 shares of Common Stock outstanding as of April 15, 2025 as disclosed in the Proxy Statement.
- Redmile Biopharma Investments II, L.P. (CIK 0001772230): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,267,205; sole dispositive power 0; shared dispositive power 6,267,205; aggregate amount beneficially owned 6,267,205 (4.9% of the class)
  Comment: Percent of class calculated based on 127,548,423 shares of Common Stock outstanding as of April 15, 2025 as disclosed in the Proxy Statement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Absci Corporation
Address of issuer's principal executive offices: 18105 SE Mill Plain Blvd, Vancouver, Washington (WA), 98683
Comment:
This amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the original Schedule 13D filed with the SEC on August 2, 2021, which was previously amended and supplemented by that Amendment No. 1 to Schedule 13D filed with the SEC on March 5, 2024 (collectively, the "Prior Schedule 13D"), by Redmile Group, LLC, Jeremy C. Green, and Redmile Biopharma Investments II, L.P., relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Absci Corporation, a Delaware corporation (the "Issuer").

Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 2, the Prior Schedule 13D is unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
The paragraph below is hereby added prior to the last paragraph in Item 4 of the Prior Schedule 13D:

Effective as of April 25, 2025, Amrit Nagpal resigned from his position as a member of the Issuer's Board of Directors. Mr. Nagpal's resignation was not the result of any disagreement with the Issuer on any matter regarding its operations, policies, or practices.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of 8,253,316 shares of Common Stock held by the Redmile Funds (including the 6,267,205 shares of Common Stock held directly by RBI II), plus 81,800 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing (the "Options"). Redmile is the investment manager to the Redmile Funds and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaims beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

The Options were granted to Amrit Nagpal, a managing director of Redmile, in connection with his service as a member of the Issuer's Board of Directors. Pursuant to the policies of Redmile, Mr. Nagpal holds the Options as a nominee on behalf, and for the sole benefit, of Redmile and its affiliates and has assigned all economic, pecuniary and voting rights in respect of the Options to Redmile. Redmile and Mr. Green each disclaim beneficial ownership of the Options, except to the extent of its or his pecuniary interest in such Options, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

For purposes of this Schedule 13D, the percent of class was calculated based on 127,548,423 shares of Common Stock outstanding as of April 15, 2025 as disclosed in the Proxy Statement.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

Redmile Group, LLC:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 8,335,116
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 8,335,116

Jeremy C. Green:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 8,335,116
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 8,335,116

Redmile Biopharma Investments II, L.P.:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 6,267,205
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 6,267,205
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Redmile Biopharma Investments II, L.P. ceased to be a beneficial owner of more than five percent of the Issuer's Common Stock as of March 18, 2025, at which time the reported number of the issuer's outstanding shares reduced the reporting person's beneficial ownership interest below five percent.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See the response to Item 4.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (04/29/2025)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (04/29/2025)
- Redmile Biopharma Investments II, L.P.: /s/ Jeremy C. Green, Managing Member of Redmile Biopharma Investments II (GP), LLC, general partner of Redmile Biopharma Investments II, L.P. (04/29/2025)